UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2023

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Publicly Held Authorized Company

CNPJ/MF nº 90.400.888/0001-42

NIRE 35.300.332.067

Minutes of the Board of Director’s Meeting held in

July 7, 2023

DATE, TIME AND PLACE: On 07.07.2023, at 10h30, by teleconference, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander), met with the presence of all its members.

CALL NOTICE AND ATTENDANCE: The call notice was waived in view of the presence of all the member of the Board of Directors.

PRESIDING BOARD: Deborah Stern Vieitas, President. Daniel Pareto, Secretary.

AGENDA: To resolve on (i) the amendment to the Internal Regulation of the Company’s Sustainability Committee; (ii) the election of Mrs. Vivianne Naigeborin to the position of member of the Sustainability Committee; and (iii) the confirmation of the composition of the Sustainability Committee.

RESOLUTIONS: Made the necessary clarifications, the members of the Board of Directors unanimously APPROVED:

(i) the amendment to the Internal Regulation of the Sustainability Committee, in order to establish that the referred Committee be compose by a minimum of 3 (three) members;

(ii) the election, pursuant to article 14, §6 of the Company's Bylaws and the favorable recommendation of the Nomination and Governance Committee, for a complementary term, which shall be in force until the investiture of the members that shall be elected on the first Board of Directors’ meeting to be held after the Ordinary General Meeting of 2025, of Mr. Vivianne Naigeborin, Brazilian, married, entrepreneur, bearer of the Brazilian Identity Card RG nº 12.885.453-4 SSP/SP, enrolled with the Individual Taxpayer Registry (“CPF/MF”) under No. 106.720.678-70, with office at Avenida Presidente Juscelino Kubitschek, no. 2041, CJ 281, Bloco A, Cond. Wtorre JK, Vila Nova Conceição, São Paulo/SP, CEP 04543-011, as a member of the Company's Sustainability Committee. The member herein appointed represent that she is not involved in any crime in which pursuant to the applicable law would prevent she from exercising commercial activities, particularly those mentioned in § 1°, of Article 147 of the Brazilian Corporate Law; and

(iii) to confirm the composition of the Company's Sustainability Committee, all for a term of office entering in force until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2025 Ordinary Shareholders Meeting: Ms. Marilia Artimonte Rocca, Brazilian, legally separated, administrator, holder of the identity card RG nº 24.938.902-2 SSP/SP, enrolled with the CPF/MF under nº 252.935.048-51, as Coordinator; Mrs. Andrea Marques de Almeida, Brazilian, divorced, engineer, holder of the Identity Card RG nº. 07.648.624-0, enrolled in the CPF/MF under the nº. 014.701.357-79; Mr. Álvaro Antônio Cardoso de Souza, Portuguese, married, economist, holder of the RNE identity card No. W401505-E, enrolled with the CPF/MF under No. 249.630.118-91; Mr. Carlos

Aguiar Neto, Brazilian, married, engineer, holder of the Identity Card RG No. 19129986 SSP/SP, enrolled with the CPF/MF under No. 153.127.368-80; Mr. Tasso Rezende de Azevedo, Brazilian, divorced, forestry engineer, holder of Identity Card RG No. 20,217,603-4 SSP/SP, enrolled in the CPF/MF under No. 151,404,518-40; Mr. Luiz Masagão Ribeiro Filho, Brazilian, married, business administrator, holder of the Identity Card RG No. 24,105,527-1 SSP/SP, enrolled with the CPF/MF under No. 214,670,788-75; and Mrs. Vivianne Naigeborin, Brazilian, married, entrepreneur, bearer of the Brazilian Identity Card RG nº 12.885.453-4 SSP/SP, enrolled with the CPF/MF under No. 106.720.678-70; as Members, all with offices at Avenida Presidente Juscelino Kubitschek, no. 2041, CJ 281, Bloco A, Cond. Wtorre JK, Vila Nova Conceição, São Paulo/SP, CEP 04543-011.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared and send to be electronically signed by the attendees. Board: Deborah Stern Vieitas, President. Daniel Pareto, Secretary. Signatures: Mrs. Deborah Stern Vieitas – President; Mr. José Antonio Alvarez Alvarez – Vice President; and Messrs. Angel Santodomingo Martell, Deborah Patricia Wright, Ede Ilson Viani, José de Paiva Ferreira, José Garcia Cantera, Marília Artimonte Rocca, Mario Roberto Opice Leão and Pedro Augusto de Melo – Directors. São Paulo, July 07, 2023.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniel Pareto

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 7, 2023

Banco Santander (Brasil) S.A.

By:	/S/ Andrea Marques de Almeida
Andrea Marques de Almeida Executive Vice-President

By:	/S/ Gustavo Alejo Viviane
Gustavo Alejo Viviani Vice - President Executive Officer